REVISED SCHEDULE A

Schedule A to the Subadvisory Agreement, dated April 24, 2015, by and between Allianz Investment Management LLC and Dimensional Fund Advisors LP is revised to reflect fee changes for certain Funds, as follows:

Effective March 1, 2022, compensation pursuant to Section 4 of Subadvisory Agreement shall be calculated in accordance with the following schedules:

Fund	Average Daily Net Assets*	Rate

AZL DFA U.S. Core Equity Fund	First $100 million Over $100 million	0.12% 0.10%

AZL DFA U.S. Small Cap Fund	All assets	0.25%

AZL DFA International Core Equity Fund	First $100 million Over $100 million	0.20% 0.17%

AZL DFA Five-Year Global Fixed Income Fund	First $100 million Over $100 million	0.20% 0.14%

*When average daily net assets exceed the first breakpoint, multiple rates will apply, resulting in a blended rate, e.g. if average daily net assets for the AZL DFA U.S. Core Equity Fund are $300 million, a rate of 12 bps would apply to $100 million, and a rate of 10 bps would apply to the remaining $200 million.

The rates set forth above apply to average daily net assets that are subject to the Subadviser’s investment discretion in the Funds.

This Revised Schedule A supersedes and replaces all prior versions hereof.

Acknowledged by:

ALLIANZ INVESTMENT MANAGEMENT LLC		DIMENSIONAL FUND ADVISORS LP
By Dimensional Holdings Inc., its General Partner

By:	/s/ Brian Muench	By:	/s/ Carolyn L. O

Name:	Brian Muench	Name:	Carolyn L. O

Title:	President	Title:	Vice President and Assistant Secretary

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